SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 4)*

VistaGen Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

92840H103
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Long Term Growth VII, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

77,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

77,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,000 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

OO

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

77,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

77,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,000 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

OO

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

77,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

77,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,000 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

IN

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

Item 1(a).	Name of Issuer:

VistaGen Therapeutics, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

343 Allerton Avenue
South San Francisco, CA 94080

Item 2(a).	Name of Persons Filing:

Platinum Long Term Growth VII, LLC
Platinum Management (NY) LLC
Mark Nordlicht

Item 2(b).	Address of Principal Business Office or, if None, Residence:

250 West 55th Street, 14th Floor
New York, NY 10019

Item 2(c).	Citizenship:

Platinum Long Term Growth VII, LLC – Delaware
Platinum Management (NY) LLC – Delaware
Mark Nordlicht – United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

92840H103

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                      Ownership.

As of the close of business on December 31, 2014,

(a)	Amount beneficially owned: 77,000 shares of Common Stock.

As of December 31, 2014, the number of shares beneficially owned includes 77,000 shares of Common Stock owned by Platinum Long Term Growth VII, LLC (“Platinum VII”).

The number of shares beneficially owned excludes 637,500 shares of Common Stock that may be acquired by Platinum VII upon exchange of 425,000 shares of Series A Convertible Preferred Stock.  Pursuant to that Note Exchange and Purchase Agreement by and between the Issuer and Platinum VII, there is a limitation on exchange such that the number of shares of Common Stock that may be acquired by Platinum VII upon exchange of the Series A Convertible Preferred Stock is limited to the extent necessary to ensure that, following such exchange, the total number of shares of Common Stock then beneficially owned by the holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock of the Issuer without providing the Issuer with 61 days’ prior notice thereof (the “Ownership Limitation”).

Further, the number of shares beneficially owned also excludes 635,535 shares of Common Stock that may be acquired by Platinum VII upon conversion of various convertible notes or exercise of various common stock purchase warrants issued by the Issuer (before giving effect to accrued but unpaid interest on such convertible notes).  Pursuant to the terms of the respective convertible notes and common stock purchase warrant agreements, there is a limitation on conversion of the notes and exercise of the warrants such that the number of shares of Common Stock that may be acquired by the holder upon such conversion or exercise is limited to the extent necessary to ensure that, following such conversion or exercise, the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% or 9.99% of the total number of issued and outstanding shares of Common Stock of the Issuer without providing the Issuer with 61 days’ prior notice thereof.

Further, the number of shares beneficially owned also excludes Series A Exchange Warrants that may be issued to Platinum VII upon exchange of the Series A Convertible Preferred Stock.  Assuming exchange of all 425,000 shares of Series A Convertible Preferred Stock, the Series A Exchange Warrants entitle the holder to acquire up to 318,750 shares of Common Stock.  Pursuant to the terms of the Series A Exchange Warrant agreement, there is a limitation on exercise of the Series A Exchange Warrants such that the number of shares of Common Stock that may be acquired by the holder upon such exercise is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% or 9.99% of the total number of issued and outstanding shares of Common Stock of the Issuer without providing the Issuer with 61 days’ prior notice thereof.

The ownership calculation was based on 1,293,928 shares of Common Stock outstanding as of November 17, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2014.

(b)	Percent of Class: 9.99% calculated in accordance with the Ownership Limitation.

(c)	Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote of Common Stock: 0

 (ii)           Shared power to vote or to direct the vote of Common Stock: 77,000

 (iii)           Sole power to dispose or to direct the disposition of Common Stock: 0

 (iv)           Shared power to dispose or to direct the disposition of Common Stock: 77,000

The shares of Common Stock (the “Shares”) reported in this Schedule 13G are held directly by Platinum Long Term Growth VII, LLC.  Platinum Management (NY) LLC is the investment manager of Platinum Long Term Growth VII, LLC.  Mr. Nordlicht is the Chief Investment Officer of Platinum Management (NY) LLC and has voting and investment control of the Shares held by Platinum Long Term Growth VII, LLC.  Each of Platinum Management (NY) LLC and Mr. Nordlicht expressly disclaims beneficial ownership of the Shares held by Platinum Long Term Growth VII, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See previously filed Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2015

Platinum Long Term Growth VII, LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title: Chief Financial Officer

Platinum Management (NY) LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer

/s/ MARK NORDLICHT
Mark Nordlicht